Exhibit 99.1

GOLD RESERVE ANNOUNCES APPOINTMENT OF EXECUTIVE VICE-CHAIRMAN; AMENDMENT TO EQUITY INCENTIVE PLAN

SPOKANE, WASHINGTON, May 3, 2024 NR 24-04

Gold Reserve Inc. (TSX.V: GRZ) (OTCQX: GDRZF) (“Gold Reserve” or the “Company”) today announces the appointment of Paul Rivett as a director and as the Executive Vice-Chairman of the Board of Directors, effective immediately.

Board Chair Robert Cohen said the following about the appointment of Mr. Rivett: “At this important time in Gold Reserve’s continuing effort to enhance shareholder value, we are delighted to welcome new Executive Vice-Chairman Paul Rivett to the Company. Paul is well known as a dynamic entrepreneur and successful developer of value in enterprises in a variety of industries. He brings his valuable experience, great energy and enthusiasm to the tasks ahead at Gold Reserve. We are all excited to begin working with him.”

In connection with the appointment of Mr. Rivett as Executive Vice-Chairman of the Board of Directors, the Company has granted Mr. Rivett an aggregate of 750,000 stock options (the “Options”) under the Company’s current amended and restated 2012 Equity Incentive Plan (the “Plan”) to purchase up to 750,000 Class A common shares in the capital of the Company.

250,000 of Mr. Rivett’s Options will vest immediately at an exercise price of US$3.28 per share. For the additional 500,000 Options, 50% will vest on the date that is 6 months from the date of grant and the remaining 50% will vest on the date that is 12 months from the date of grant, at an exercise price of US$5.00 per share. All of Mr. Rivett’s Options have a maximum term of five years from the date of grant.

AMENDMENT TO EQUITY INCENTIVE PLAN AND GRANT OF CONDITIONAL OPTIONS

The Company also announces that the Board of Directors has approved an amendment to the Plan whereby, among other things, the number of Class A common shares of the Company available to be granted under the Plan will be increased to 14,932,307, representing approximately 15% of the issued and outstanding Class A common shares of the Company as of the date hereof (the “Plan Amendment”). The Plan Amendment is subject to approval of the TSX Venture Exchange and shareholders of the Company.

The Company has also granted, subject to approval of the TSX Venture Exchange and shareholders of the Company, Mr. Rivett 2,500,000 conditional stock options (“Conditional Options”) under the Plan to purchase up to 2,500,000 Class A common shares in the capital of the Company. 50% of the Conditional Options will vest on the date that is 9 months from the date of grant and the remaining 50% will vest on the date that is 18 months from the date of grant, at an exercise price of US$7.00 per share, and will have a maximum term of five years from the date of grant. The Conditional Options granted under the Plan may not be exercised until shareholder approval of the Plan Amendment and disinterested shareholder approval of the grant of the Conditional Options has been received.

Certain major shareholders of the Company, representing approximately 54.6% of the outstanding Class A common shares have agreed to vote their shares in favour of the approval of the Plan Amendment and the grant of the Conditional Options at the next annual meeting of shareholders of the Company.

ON BEHALF OF THE BOARD

James H. Coleman

President and Chairman Emeritus of Gold Reserve Inc.

Gold Reserve Inc. Contact

Jean Charles Potvin

999 W. Riverside Ave., Suite 401 Spokane, WA 99201 USA

Tel: (509) 623-1500

Fax: (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws, including, without limitation, with respect to obtaining regulatory and TSX Venture Exchange approval for the Conditional Options described herein, their issuance or exercise (or lack thereof) and amendments to the Plan. Such statements set out Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.